UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 2, 2012
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on November 2, 2012, entitled "FINANCIAL CALENDAR 2013".

FINANCIAL CALENDAR 2013

7 February	Publication of fourth quarter 2012 results
7 February	Strategy Update
22 March	Publication of annual report 2012
2 May	Publication of first quarter 2013 results
14 May	Annual general meeting in Stavanger
25 July	Publication of second quarter 2013 results
30 October	Publication of third quarter 2013 results

Contacts:

Hilde Merete Nafstad, Senior Vice President, Investor Relations
+47 95 78 39 11

Morten Sven Johannessen, Vice President, Investor Relations , USA
+1 203 570 2524

Statoil reserves the right to revise the dates.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: November 2, 2012	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer